March 26, 2015

VIA EDGAR
Ms. Ashley K. Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

Re:   Saturna Investment Trust (the "Trust")
         File Nos. 33-13247; 811-05071

Dear Ms. Vroman-Lee:

          Reference is made to Post-Effective Amendment No. 44 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") filed on January 9, 2015 with the U.S. Securities and Exchange Commission (the "Commission") via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act").¹

          This letter responds to comments you provided during a telephone call on February 24, 2015, with the undersigned, the Chief Legal Officer for Saturna Capital Corporation, the investment adviser and administrator for the Trust and each of its series (the "Fund" or "Funds," as the context may require), regarding the Registration Statement. Your comments, and the Trust's responses thereto, are summarized below. Post-Effective Amendment No. 45 to the Registration Statement, which will be filed with the Commission and is to become effective March 27, 2015 (the "Amendment"), reflects changes made in response to your comments.

          Comments to applicable all Funds are presented only once and comments relevant to a particular Fund are identified by reference to that Fund. Capitalized terms used but not defined herein have the same meanings given to them in the Registration Statement.

Part A — Prospectus

1. Please file Tandy representations as EDGAR correspondence.

Response: The requested representations are included herein and filed as EDGAR correspondence.

2. Please confirm whether the Funds may invest in convertible securities.

Response: The Funds do not invest in convertible securities as part of their primary investment strategies.

3. Please confirm that the investment risks identified in the Statutory Prospectus have been presented in summary format in the Summary Prospectus.

Response: Confirmed.

4. Please delete the paragraph under the heading titled "Shareowner Fees."

Response: Pursuant to Rule 421(d) of the Securities Act, the Trust has elected to retain its current disclosure in response to Item 3 of Form N-1A.

5. Please delete the parenthetical "(vary with performance)" in the Management Fee row in the Fee Table.

Response: Because the Sextant Funds use a fulcrum fee, the Trust has elected to retain the parenthetical disclosure to ensure shareholders and potential investors are aware that the Fund's management fees may vary with performance.

6. For the Sextant Growth Fund, please provide the market capitalization of the companies in which the Fund may invest.

Response: The Fund's investment strategy does not impose any specific limitation on capitalization of the companies in which it invests and, therefore, we believe that the current disclosure that references the Fund's ability to invest in "smaller companies" is accurate.

7. Please restate language regarding the portfolio management team to present tense (i.e., delete the reference to "has been").

Response: We have made the requested change.

8. Please confirm whether the Funds can invest in emerging markets and, if so, please add relevant risk disclosure.

Response: For those Funds that may invest in emerging or developing markets, we confirm that the Prospectus identifies the possibility of such investments and includes the associated investment risks.

9. For Sextant International Fund, please add disclosure regarding risks associated with investments in smaller companies.

Response: The Prospectus has been revised to state that the Fund invests principally in larger and more established companies. Accordingly, investing in smaller companies is not among the Fund's principal investment strategies.

10. For Sextant Core Fund, please define in terms of a specific maturity what is meant by reference to "short-term debt securities."

Response: We have made the requested change.

11. For Sextant Short-Term Bond Fund, please clarify how the Fund would treat a downgraded security in light of its policy to invest at least 65% of its assets in bonds rated in the three highest categories.

Response: The Prospectus refers to ratings "at the time of investment." In the event of a downgrade, the Fund's portfolio management team would determine whether to sell the downgraded bond and, if so, would sell the bond in the ordinary course of business.

12. Please delete the references to negative strategies (i.e., the Fund does not engage in hedging strategies or other transactions involving leverage or borrowings).

Response: We have made the requested change.

13. For the Sextant Global High Income Fund, please state the Fund can invest in "junk bonds."

Response: We have made the requested change.

14. For the Sextant Funds, please consider using bullet points for listing specific types of risks in the Statutory Prospectus.

Response: The Statutory Prospectus contains Fund name heading and bold fonts to identify specific risks. The Trust has elected to maintain this format.

15. Please include the Fund names in the section of the Statutory Prospectus that contains information about the portfolio management teams.

Response: The disclosure regarding the portfolio managers includes references to the Funds for which they manage.

16. For the Sustainable Funds, please revise the Fund's 80% investment policy under Rule 35d-1 to include securities issued by sustainable companies.

Response: We have made the requested change.

17. For the Sustainable Funds, please clarify the financial criteria used by the Fund's portfolio management team to identify sustainable companies.

Response: We have provided the requested clarifying disclosure.

18. For the Sustainable Funds, please clarify whether the environmental, social, and governance rating is an internal or external rating.

Response: The environmental, social responsibility, and corporate governance rating used by the Funds' portfolio management teams is an internal rating. The Prospectus has been revised to include the following disclosure: "The Fund's adviser uses an internally developed ESG rating system to identify issuers that the Fund's adviser believes present low ESG risks."

19. Please revise the last sentence of the risk section to state that the "securities favored by [the Fund's] investment process may perform worse than those that are not favored."

Response: We have made the requested change.

20. Please clarify whether the Funds with more than one portfolio manager are jointly and primarily responsible for the day-to-day management of the Fund.

Response: We have made the requested change.

21. Please confirm whether the Idaho Tax-Exempt Fund may invest in junk bonds.

Response: The Fund does not invest in bonds that are rated below investment grade.

22. Please check the font size of the 811 registration number, as required under Item 1(b)(4) of Form N-1A.

Response: We have confirmed the font size.

Statement of Additional Information — Part B

23. Please disclose fundamental investment restrictions in a numbered or bullet paragraph format.

Response: We have made the requested change.

24. Please include the Idaho Tax-Exempt Fund's 80% investment policy among the Fund's fundamental investment restrictions.

Response: We have made the requested change.

Part C

25. Please include the disclosure referenced under Rule 484 of Regulation C under the Securities Act.

Response: We have made the requested change.

*     *     *     *     *

          The Trust acknowledges in connection with this filing: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you can reach me by phone at (360) 594-9900, extension 311, or via email at trp@saturna.com.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Chief Legal Officer

¹ Accession No. 0000811860-15-000002.